Seadrill Investor Presentation Barclays CEO Energy & Power Conference, New York 05 September 2018 Exhibit 99.1

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Agenda Restructured and strengthened balance sheet Our business Market development Investment proposition

Restructured and strengthened balance sheet

c.$6 billion of debt and other liabilities removed Raised $1.08 billion of fresh capital $880 million of New Secured Notes $200 million of New Equity $2.1 billion cash at emergence $1.6 billion unrestricted No Financial covenants until 2021 other than Minimum Liquidity No bank facility maturities until June 2022 Restructured and strengthened balance sheet USD 12.6bn USD 7.4bn Seabras Seadrill Partners Seamex Archer Notes Represents SFL debt consolidated on Seadrill’s balance sheet. The change is paydown of debt during the filing period. Total lease liability is $1.1bn pre and post emergence.

Our business

Notes Market cap as of as of 03 September 2018 for Seadrill Partners, and as of 1 June 2018 for Archer In April 2017 Seadrill converted a subordinated loan made to Archer into a $45MM convertible note. The convertible note has an annual PIK coupon of 5.5%, matures in 2021 and has a conversion price of $2.083 Our business Non-Drilling 8 Floaters, 3 Tender rigs 6 PLSVs Drilling 3 Jack-ups Market Cap: $150 million1 $45 million Convertible Note2 5 Jack-ups 0% Market Cap: $308 million1 4 Floaters 20 Floaters, 21 Jackups 35% 50% 66% Seadrill Ltd. consolidated (includes AOD): 35 delivered rigs 9 newbuilds Managed drilling rigs: 16 delivered rigs on behalf of Seadrill Partners and Seamex 4 newbuilds on behalf of Northern Drilling Other non-drilling investments Seabras Sapura Archer

Our joint ventures and investment holdings 50/50 joint venture with Sapura Energy 6 Pipelay Support Vessels $1.8 billion of backlog with Petrobras Debt of $1.1 billion and cash position of $470 million 50/50 joint venture with Fintech 5 high-spec jack-ups $1.3 billion of backlog with PEMEX as of August 2018 Debt of $1,110 million comprised of: $730 million bank debt $380 million Seller’s Credit and working Capital loan (both provided by Seadrill) Cash position of $120 million Seadrill owns: 16% equity stake (c.$150 million market cap) $45 million convertible note Seadrill owns: 35% stake in SDLP common units (c.$300 million market cap) 16 million subordinated units 49% stake in Seadrill Capricorn Holdings LLC 42% stake in Seadrill Operating LP 11 drilling rigs: 8 floaters, 3 tender rigs $1.2 billion backlog as of August 2018 Debt of $3.3 billion and cash position of $805 million Note: Cash and debt figures are as of Q2 2018

Improving our competitive position Integrated Services Full suite of third party services e.g. ROV, casing, cuttings, logistics Managed Pressure Drilling First Column Stabilized Drilling Unit to receive the ABS MPD notation Integrated Performance Management Data driven operational efficiency improvements Rig equipment integrity integrated with asset management system Proven track record of project execution More than 40 rigs delivered since 2007 6 rigs reactivated in the last year Addressing new market sectors Sevan design: DP station-keeping in midwater depths Addition of mooring capability to 6th Gen, BE semisubmersibles Integrated Services Plato Integrated Performance Management MPD

Securing new contracts

Seadrill

Backlog awarded during restructuring[1]

Jack-ups: $39 million



West Tucana
- Working for GDI, Qatar
- Starting October 2018



West Telesto
- Working for Schlumberger, India
- Starting April 2018



West Cressida
- Working for Ophir Energy, Thailand
- Starting July 2018

Floaters BE: $215 million



West Gemini
- Working for Eni, Angola
- Recently excised options on 3 wells
- Starting January 2018



West Neptune
- Working for LLOG, US-GOM
- Recently added 1 year extension



West Capella
- Working for Repsol, Aruba
- Starting October 2018 for Shell Malaysia

Floaters HE: $156 million



West Hercules
- Working for Siccar Point, UK and Equinor Norway
- Starting April 2018



West Phoenix
- Working for multiple customers (Anasuria, Statoil, VNG) in UK and Norway
- Starting May 2018

Note:
[1] *Contracts highlighted above include those awarded to rigs owned by Seadrill Limited, Seadrill Partners, and SeaMex, and do not include recent West Mira contract awarded ($106m in backlog)*

10

Market development

…Market showing signs of a recovery… Sources: Rystad Energy, IHS Markit Rigpoint …as is contracting activity… …and utilization Upstream spending is increasing… Upstream E&P Spend (CAPEX) $ billion (as of May 2018) Fixture Awards # awards Total Fleet Utilization %

…and this is reflected in increased contracting activity Source: IHS Markit Rigpoint Benign Environment Floaters Premium Jack-ups1 Key: Bubble size represents contract duration (rig-days) Harsh Environment Floaters Notes Benign environment jack-ups capable of operating in +350 ft water depths

Investment proposition

Our investment proposition Scale with a modern fleet Competitive cost structure Proven track record of safe and efficient operations Restructured balance sheet provides five year runway and enables contracting discipline

Scale: significant global presence 4300 employees in 24 countries Corporate office in London, with 2 Hemisphere offices / 2 Technical Service Centers covering all major offshore markets HE Floaters2 Ultra Deepwater Floaters Tender rigs Jack-ups Corporate and Hemisphere Offices Technical Services Centres

Number of Rigs1 Scale: large and modern fleet Seadrill and Peer Group Fleet Fleet Average Age4 (3) (3) (2) Sources: Company filings, IHS Markit Rigpoint Notes Excludes newbuilds Seadrill fleet figures include rigs owned by Seadrill Ltd. (excluding 9 newbuilds), and those managed on behalf of Seadrill Partners, SeaMex, and Northern Drilling Fleet age excludes newbuild rigs Includes ARO Drilling (2)

Scale: focused in the right markets Sources: Company filings, IHS Markit Rigpoint Harsh Environment Floaters Premium Jack-ups3 6th & 7th Generation Floaters (4) 94 % Total Floater Fleet % Total Jackup Fleet % Total Floater Fleet 49 86 41 95 74 54 83 88 83 81 100 100 82 36 23 29 9 17 18 100 (1) (1) 52 Notes: Seadrill fleet figures include rigs owned by Seadrill Ltd. (excluding 9 newbuilds), and those managed on behalf of Seadrill Partners, SeaMex, and Northern Drilling Premium jack-ups defined as all BE and HE rigs built after 2000 and capable of operating in water depths of +350 ft Includes ARO Drilling

Competitive cost structure Sources: Company filings, Seadrill Opex Model All-in operating cost per rig1 $k/day 2 Notes: All-in operating cost per rig comprises reported vessel and rig opex, reimbursable expenses, and G&A (less any restructuring costs); assumes a ratio for daily vessel and rig opex between floaters and jack-ups of 2.5, and a ratio for G&A allocation between floaters and jack-ups of 2.0 (according to Seadrill accounting practices) Per day figures reflect fleet size based on the average of the rig count at the start and end of each reporting period, and excludes newbuilds Peer group includes: Transocean, Ensco, Noble, Diamond Offshore, Rowan, Pacific Drilling, Ocean Rig, Shelf Drilling 3 4 4 3 Floaters Jack-ups

Technical Utilization (%) Proven track record of safe and efficient operations Total Incident Frequency & Total Recordable Incident Frequency

Restructured balance sheet: enables contracting discipline 5-year financial runway No debt maturities until June 2022 No debt amortisation payments until Q1 2020, with the ability to defer up to Q2 2021 No financial covenants until Q1 2021, other than minimum liquidity Net leverage and DSCR covenants post-2021 only affect borrowing margin – no event of default risk Good liquidity $2.1 billion upon emergence $1.6 billion unrestricted Rig deployment Strengthened financial position provides flexibility in when and how we reactivate and contract our rigs

Positioning for the recovery: illustrative returns Illustrative Return Sensitivity Increase in equity value resulting from a 10% change in enterprise value ENTRY POINT $ million per floater equivalent Illustrative Equity Returns 250% % % % % % % Increase in equity value vs change in asset value1% % % % % Source: Arctic Securities Note: Based on a Seadrill Ltd. share price of $19 as of August 2018

Summary Strongly believe in an offshore market recovery Proven track record of safe and efficient operations Competitive on cost Well positioned, asset, balance sheet and liquidity wise Ability to deploy our assets intelligently and leverage the recovery